EXHIBIT 21

                DESCRIPTION OF SUBSIDIARIES OF THE REGISTRANT

ClearWorks.net, Inc. (the "Registrant") has three wholly owned subsidiaries:

1.     ClearWorks Structured Wiring Services, Inc., a Texas corporation.
2.     ClearWorks Communications, Inc., a Texas Corporation; and
3.     ClearWorks Integration Services, Inc, a Texas Corporation.

ClearWorks Communications, Inc. has a wholly owned subsidiary, Northpointe Telecom Services, L.L.C., a Texas limited liability Company.